FORM 6 – K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report on Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16
of the Securities Exchange Act of 1934

For the Month of March 2024

Gilat Satellite Networks Ltd.
(Translation of Registrant’s Name into English)

Gilat House, 21 Yegia Kapayim Street
Daniv Park, Kiryat Arye, Petah Tikva 4913020, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐  No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   N/A

Attached hereto is Registrant’s press release dated March 28, 2024, announcing that Gilat Awarded $5 Million Order from the US Department of Defense.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gilat Satellite Networks Ltd. (Registrant)

Dated March 28, 2024	By:	/s/ Doron Kerbel
Doron Kerbel
General Counsel & Company Secretary

Gilat Awarded $5 Million Order from the
US Department of Defense

Gilat to provide DKET 3421 terminals for easy-to-deploy
transportable satcom network hubs

Petah Tikva, Israel, March, 28, 2024 — Gilat Satellite Networks Ltd. (Nasdaq: GILT, TASE: GILT), a worldwide leader in satellite networking technology, solutions, and services, announced today that the US Department of Defense awarded another $5 million order to one of the company’s US-based subsidiaries, DataPath. This additional order is for DKET 3421 terminals, transportable satcom hubs that deliver the operational flexibility, capacity, connectivity, and control required to ensure success anywhere in the world.

The DKET 3421 is an innovative solution to customers’ needs for a high-quality, reliable terminal for mission-critical communications. The field-proven DKET 3421 terminal supports multi-carrier operations with a scalable modem architecture (up to 32 modems.) Weighing under 5000 lbs. with a reduced footprint, the DKET 3421 can be easily moved by a forklift. Deploying in less than three hours, the DKET 3421 provides a satellite network hub in the form of a single-skid with the flexibility to leverage available satellite assets.

“We are pleased to receive yet another order for our revolutionary DKET 3421 from our valued military/government customer.  This new order underscores the trust and confidence placed in the company and our capability to deliver mission-critical solutions that meet our customer’s stringent requirements,” said Barry W. Botts, Vice President, Sales and Business Development for DataPath.  “This order further demonstrates our ability to provide reliable, easily transportable, and high-performance network hubs to meet the growing needs of our customers.

About Gilat

Gilat Satellite Networks Ltd. (NASDAQ: GILT, TASE: GILT) is a leading global provider of satellite-based broadband communications. With over 35 years of experience, we create and deliver deep technology solutions for satellite, ground, and new space connectivity and provide comprehensive, secure end-to-end solutions and services for mission-critical operations, powered by our innovative technology. We believe in the right of all people to be connected and are united in our resolution to provide communication solutions to all reaches of the world.

Our portfolio includes a diverse offering to deliver high-value solutions for multiple orbit constellations with very high throughput satellites (VHTS) and software-defined satellites (SDS). Our offering is comprised of a cloud-based platform and high-performance satellite terminals; high-performance Satellite On-the-Move (SOTM) antennas; highly efficient, high-power Solid State Power Amplifiers (SSPA) and Block Upconverters (BUC) and includes integrated ground systems for commercial and defense, field services, network management software, and cybersecurity services.

Gilat’s comprehensive offering supports multiple applications with a full portfolio of products and tailored solutions to address key applications including broadband access, mobility, cellular backhaul, enterprise, defense, aerospace, broadcast, government, and critical infrastructure clients all while meeting the most stringent service level requirements. For more information, please visit: www.gilat.com

Certain statements made herein that are not historical are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. The words “estimate”, “project”, “intend”, “expect”, “believe” and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties. Many factors could cause the actual results, performance or achievements of Gilat to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, inability to maintain market acceptance to Gilat’s products, inability to timely develop and introduce new technologies, products and applications, rapid changes in the market for Gilat’s products, loss of market share and pressure on prices resulting from competition, introduction of competing products by other companies, inability to manage growth and expansion, loss of key OEM partners, inability to attract and retain qualified personnel, inability to protect the Company’s proprietary technology and risks associated with Gilat’s international operations and its location in Israel, including those related to the current terrorist attacks by Hamas, and the war and hostilities between Israel and Hamas and Israel and Hezbollah. For additional information regarding these and other risks and uncertainties associated with Gilat’s business, reference is made to Gilat’s reports filed from time to time with the Securities and Exchange Commission. We undertake no obligation to update or revise any forward-looking statements for any reason.

Contact:

Gilat Satellite Networks
Hagay Katz, Chief Products and Marketing Officer
hagayk@gilat.com

EK Global IR
Ehud Helft, Managing Partner
ehud@ekgir.com